                                 EXHIBIT 19.1

To Our Shareholders:

     This quarter's earnings reflect the previously announced $22.5 million restructuring charge related to Pacific Century's New Era Redesign program to increase revenues, reduce expenses and improve its financial products, services and delivery.

     For the first nine months of 1999, your company's earnings reached $95.4 million, up 32.5% over $72.0 million reported for the comparable period in 1998. Diluted earnings per share were $1.18, up from $0.89 per share for the first nine months of 1998. Tangible or "cash" diluted earnings per share totaled $1.32, up from $1.02 per share reported for the same period in 1998.

     Earnings for the third quarter were $21.5 million versus $34.8 million reported for the third quarter of 1998. Diluted earnings per share were $0.27 compared to $0.43 for the third quarter of 1998. Tangible earnings for the quarter were $25.9 million compared to $39.0 million for the third quarter of 1998. Tangible diluted earnings per share for the quarter were $0.32 versus $0.48 per share for the same period last year. The third quarter's results reflect Pacific Century's actions to position itself for improved long-term performance.

     On September 13th, we were pleased to announce the results of New Era Redesign, which, when fully implemented by the fourth quarter of 2000, is estimated to produce cost savings of $43 million and revenue enhancements of $21 million on an annualized basis. Over the next four quarters, Pacific Century will be reporting progress on the implementation of New Era Redesign ideas.

     Total assets at third quarter-end stood at $14.5 billion, versus $14.6 billion at September 30, 1998. Net loans were $9.3 billion compared to $9.1 billion at third quarter-end 1998. Deposits totaled $9.3 billion relative to $9.4 billion at September 30, 1998.

     Signs of economic recovery in Hawaii continue to be positive, with key sectors such as tourism, retail sales and construction showing growth over 1998. Tourism in particular is forecast to grow 2% in visitor arrivals for 1999. Economists are forecasting real gross state product growth between 2% to 2.5% for 1999 and year 2000.

     In August, Bank of Hawaii concluded the transaction to acquire 5.8 million shares, or approximately 10% of the outstanding shares of the Bank of Queensland in Australia. That transaction is on top of a 1998 purchase of 5.4 million Bank of Queensland convertible notes.

     Also, in the quarter, your company announced a program to repurchase up to 300,000 shares of its common stock per quarter, beginning in the fourth quarter of 1999. The new program is incremental to the existing program to offset those shares issued under the company's dividend reinvestment and various benefit plans.

     All of Pacific Century's critical computer systems have been successfully tested to handle the year 2000 date change, and Y2K contingency plans are in place. For the balance of 1999, we remain focused on validating our year 2000 contingency plans and monitoring the readiness of third parties that we rely on to serve customers.

  Pacific Century's Board of Directors has declared a quarterly cash dividend of 17 cents per share on its outstanding common shares. The dividend will be payable on December 14, 1999 to shareholders of record at the close of business on November 18, 1999.

  Maximizing the value of your holdings in Pacific Century Financial Corporation remains our highest priority. We remain steadfastly committed to achieving our performance objectives. Your continued confidence in our ability to guide your company into the new millennium are vital to our success.

Sincerely,

/s/ L. M. JOHNSON

Lawrence M. Johnson
Chairman and CEO

This report to shareholders contains forward-looking statements which are provided to assist in the understanding of certain aspects of the Company's anticipated future financial performance. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Forward-looking statements are subject to significant risk and uncertainties, many of which are beyond the Company's control. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove to be inaccurate and actual results may differ from those contained in or implied by such forward-looking statements for a variety of reasons. Factors which might cause such a difference include, but are not limited to, expected cost savings from New Era Redesign cannot be fully realized or realized within the expected timeframe; income or revenues from New Era Redesign are lower than expected or operating or implementation costs are higher; competitor pressures in the banking and financial services industry increase significantly, particularly in connection with product delivery and pricing; business disruption related to implementation of New Era Redesign programs or methodologies; inability to achieve expected customer acceptance of revised pricing structures and strategies; general economic conditions in the geographic areas where the Company conducts its operations are weaker than expected or other unanticipated occurrences which could delay or adversely impact the implementation of all or a part of New Era Redesign.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

A year 2000 readiness disclosure.



Corporate Offices:
Financial Plaza of the Pacific
130 Merchant Street
Honolulu, Hawaii  96813

Investor or Analyst Inquiries:
David A. Houle
Executive Vice President, Treasurer and Chief Financial Officer
(808) 537-8288

or

Sharlene K. Bliss
Investor Relations
(808) 537-8037

or

Cori C. Weston
Corporate Secretary
(808) 537-8272

Highlights  (Unaudited)                                                     Pacific Century Financial Corporation and subsidiaries
------------------------------------------------------------------------------------------------------------------------------------

                                                                             September 30    September 30
                                                                                    1999            1998
------------------------------------------------------------------------------------------------------------------------------------

Return on Average Assets                                                            0.87%           0.65%
------------------------------------------------------------------------------------------------------------------------------------

Return on Average Equity                                                           10.55%           8.35%
----------------------------------------------------------------------------------------------------------------------------------
Average Spread on Earning Assets                                                   4.27%           4.25%
----------------------------------------------------------------------------------------------------------------------------------
Average Equity/Average Assets                                                      8.25%           7.76%
----------------------------------------------------------------------------------------------------------------------------------
Book Value Per Common Share                                                        $15.05          $14.50
----------------------------------------------------------------------------------------------------------------------------------
Loss Reserve/Loans Outstanding                                                     2.22%           2.24%
----------------------------------------------------------------------------------------------------------------------------------

Common Stock Price Range                                          High            Low             Dividend
----------------------------------------------------------------------------------------------------------------------------------
1998..........................................................$     25.88     $     14.75         $0.6575
----------------------------------------------------------------------------------------------------------------------------------
1999 First Quarter............................................$     24.94     $     19.94           $0.17
     Second Quarter...........................................$     23.25          $19.81           $0.17
     Third Quarter............................................$     22.31     $     17.63           $0.17
----------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Income (Unaudited)
----------------------------------------------------------------------------------------------------------------------------------
                                                                    3 Months       3 Months        9 Months        9 Months
                                                                     Ended          Ended           Ended           Ended
                                                                    Sept 30        Sept 30         Sept 30         Sept 30
(in thousands of dollars except per share amounts)                  1999            1998            1999            1998
----------------------------------------------------------------------------------------------------------------------------------
Total Interest Income                                          $   252,967     $   273,309     $   768,470     $   821,572
Total Interest Expense                                             109,514         128,811         336,773         388,504
----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income                                                143,453         144,498         431,697         433,068
Provision for Loan Losses                                           13,500          10,737          40,038          71,022
----------------------------------------------------------------------------------------------------------------------------------
Net Interest Income After Provision for Loan Losses                129,953         133,761         391,659         362,046
Total Non-Interest Income                                           71,402          53,616         196,185         156,278
Total Non-Interest Expense                                         155,593         136,191         422,561         409,610
----------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                          45,762          51,186         165,283         108,714
Provision for Income Taxes                                          24,283          16,351          69,925          36,763
----------------------------------------------------------------------------------------------------------------------------------
      Net Income                                               $    21,479     $    34,835     $    95,358     $    71,951
----------------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share                                       $      0.27     $      0.43           $1.19           $0.90
Diluted Earnings Per Share                                     $      0.27     $      0.43           $1.18           $0.89
Basic Weighted Average Shares                                   80,274,350      80,459,112      80,332,150      80,201,636
Diluted Weighted Average Shares                                 80,860,870      81,033,346      81,116,106      81,128,698
----------------------------------------------------------------------------------------------------------------------------------

Consolidated Statements of Condition (Unaudited)
----------------------------------------------------------------------------------------------------------------------------------
                                                                              September 30       December 31     September 30
(in thousands of dollars)                                                             1999              1998             1998
----------------------------------------------------------------------------------------------------------------------------------
Assets
Interest-Bearing Deposits                                                       $  410,497       $   453,527      $   407,265
Investment Securities
   (Market Value of $3,440,961, $3,686,471, and $3,546,186,
    respectively)                                                                3,442,273         3,671,205        3,527,640
Securities Purchased Under Agreements to Resell                                      4,103                --           40,000
Funds Sold                                                                          40,726            45,683          114,940
Loans                                                                            9,746,581         9,854,000        9,549,741
  Unearned Income                                                                 (213,798)         (225,915)        (207,346)
  Reserve for Loan Losses                                                         (211,306)         (211,276)        (209,731)
----------------------------------------------------------------------------------------------------------------------------------
Net Loans                                                                        9,321,477         9,416,809        9,132,664
----------------------------------------------------------------------------------------------------------------------------------
    Total Earning Assets                                                        13,219,076        13,587,224       13,222,509
Cash and Non-Interest Bearing Deposits                                             417,142           564,243          541,217
Premises and Equipment                                                             281,512           293,591          301,124
Other Assets                                                                       587,631           571,505          573,656
----------------------------------------------------------------------------------------------------------------------------------
    Total Assets                                                               $14,505,361       $15,016,563      $14,638,506
----------------------------------------------------------------------------------------------------------------------------------
Liabilities
Deposits                                                                       $ 9,290,389       $ 9,576,342      $ 9,422,877
Securities Sold Under Agreements to Repurchase                                   1,916,747         2,008,399        2,380,071
Funds Purchased                                                                    628,212           942,062          288,727
Short-Term Borrowings                                                              335,416           356,822          363,461
Other Liabilities                                                                  331,284           361,728          391,744
Long-Term Debt                                                                     794,814           585,616          624,619
----------------------------------------------------------------------------------------------------------------------------------
    Total Liabilities                                                           13,296,862        13,830,969       13,471,499

Shareholders' Equity
Common Stock ($.01 par value), authorized 500,000,000 shares;
    issued / outstanding;  September 1999 - 80,550,124 / 80,308,130;
    December 1998 - 80,512,372 / 80,325,998; September 1998 -
     80,462,983 / 80,462,983                                                           806               805              804

Capital Surplus                                                              345,477         342,932         341,534
Accumulated Other Comprehensive Income                                       (52,525)        (22,476)        (21,839)
Retained Earnings                                                            919,664         867,852         846,508
Treasury Stock, at Cost - (September 1999 - 241,994 and December 1998
 - 186,374 Shares)                                                            (4,923)         (3,519)             --
----------------------------------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                              1,208,499       1,185,594       1,167,007
----------------------------------------------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity                            $14,505,361     $15,016,563     $14,638,506
----------------------------------------------------------------------------------------------------------------------